UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: April 22, 2024

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

European Commission Grants Approval of CARVYKTI® for Second-Line Treatment of Patients with Relapsed/Refractory Multiple Myeloma

On April 22, 2024, Legend Biotech Corporation (“Legend Biotech”) issued a press release announcing that the European Commission (EC) approved CARVYKTI® (ciltacabtagene autoleucel, cilta-cel) for the treatment of adult patients with relapsed and refractory multiple myeloma who have received at least one prior therapy including a proteasome inhibitor (PI) and an immunomodulatory agent (IMiD), have demonstrated disease progression on the last therapy, and are refractory to lenalidomide, which is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K, including Exhibit 99.1 (other than the information included under “About Legend Biotech”), is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050, 333-257625, and 333-272222) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated April 22, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: April 22, 2024	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer